September 25, 2024

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Ave., 21st Floor
New York, NY 10022

       Re: 1847 Holdings LLC
           Registration Statement on Form S-1
           Filed September 18, 2024
           File No. 333-282201
Dear Ellery W. Roberts:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Louis A. Bevilacqua